Hi-Tech Pharmacal Co., Inc.

369 Bayview Avenue

Amityville, NY 11701

April 16, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director
Nandini Acharya

Re:	Hi-Tech Pharmacal Co., Inc.
Registration Statement on Form S-3
File No. 333-165439

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-164648), as amended by Amendment No. 1 to Form S-3 filed on April 16, 2010 (the “Registration Statement”) of Hi-Tech Pharmacal Co., Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Daylight Time, on April 21, 2010, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Tashlik, Kreutzer, Goldwyn & Crandell P.C., by calling Martin M. Goldwyn at (516) 466-8005. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Tashlik, Kreutzer, Goldwyn & Crandell P.C., Attention: Martin M. Goldwyn, by facsimile to (516) 829-6509.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

April 16, 2010

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please do not hesitate to call Martin M. Goldwyn at (516) 466-8005 if you have any questions regarding this request.

Very truly yours,

/s/ David S. Seltzer

David S. Seltzer
President and Chief Executive Officer

cc:	Martin M. Goldwyn, Esq.